[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2011
WASH, D.C. 200

11015943

UNITED STATES
SECURITIES AND EXCHANGE C(
Washington, D.C. 20549

PPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 051760

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCF Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 E. Shaw Avenue - Suite 102
(No. and Street)

Fresno	California	93710
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown 404-303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

La Vine & Associates CPAs , Inc.
(Name – *if individual, state last, first, middle name*)

26691 Plaza - Suite 222	Mission Viejo	California	92691
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCF Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

BENGIE MAR S DIAMOS
MY COMMISSION EXPIRES
NOTARY PUBLIC
FEBRUARY 15, 2014
FORSYTH COUNTY, GEORGIA

Notary Public

Signature

CFO & Financial Operations Prinicpal

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCF SECURITIES, INC.

Financial Statements

December 31, 2010 and 2009

LaVine
& Associates
Certified Public Accountants, Inc.

INDEPENDENT AUDITOR'S REPORT

Board of Directors
SCF Securities, Inc.
Fresno, California

We have audited the accompanying statements of financial condition of SCF Securities, Inc. as of December 31, 2010 and 2009, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCF Securities, Inc. as of December 31, 2010 and 2009, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but as supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
February 17, 2011

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

SCF SECURITIES, INC.

Statements of Financial Condition
December 31, 2010 and 2009

ASSETS

	2010	2009
Cash and cash equivalents	$ 569,768	$ 602,817
Concessions receivable	134,702	48,947
Due from affiliates	-	24,109
Leasehold improvements	43,089	-
Prepaid expenses and other assets	36,154	64,109
Total Assets	$ 783,713	$ 739,982

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
LIABILITIES		
Commissions payable	$ 95,509	$ 44,052
Accrued expenses	31,566	19,255
Due to affiliates	50,203	-
Income taxes payable - Note 3	800	800
Total Liabilities	178,078	64,107
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000,000 shares authorized, 2,000 shares issued and outstanding	560	560
Additional paid-in capital	52,600	52,600
Retained Earnings	552,475	622,715
Total Stockholder's Equity	605,635	675,875
Total Liabilities and Stockholder's Equity	$ 783,713	$ 739,982

The accompanying notes are an integral part of the financial statements.

SCF SECURITIES, INC.
Statements of Income
For The Years Ended December 31, 2010 and 2009

	2010	2009
Revenue		
Concessions	$ 3,053,457	$ 3,023,499
Interest and dividend income	4,161	7,985
Other income	78,238	25,000
Total Revenues	3,135,856	3,056,484
Expenses		
Commission expenses	2,208,764	2,327,699
Salaries	653,012	628,058
Rent	65,968	70,207
Other operating expenses	678,125	408,025
Reimbursed expenses	(367,572)	(386,908)
Total Expenses	3,238,297	3,047,081
(Loss) Income before Provision for Income Taxes	(102,441)	9,403
Income tax provision - Current	2,799	2,210
Income tax provision - Deferred	(35,000)	-
Total Provision for Income Taxes	(32,201)	2,210
Net (Loss) Income	$ (70,240)	$ 7,193

The accompanying notes are an integral part of the financial statements.

SCF SECURITIES, INC.

Statements of Changes in Stockholder's Equity
For The Years Ended December 31, 2010 and 2009

Balance - December 31, 2008	$ 560	$ 52,600	$ 615,522	$ 668,682
Net income	-	-	7,193	7,193
Balance - December 31, 2009	560	52,600	622,715	675,875
Net loss	-	-	(70,240)	(70,240)
Balance - December 31, 2010	$ 560	$ 52,600	$ 552,475	$ 605,635

The accompanying notes are an integral part of the financial statements.

SCF SECURITIES, INC.

Statement of Changes in Cash Flows

For The Years Ended December 31, 2010 and 2009

Cash Flows From Operating Activities:		
Net (loss) income	$ (70,240)	$ 7,193
Adjustments to reconcile net (loss) income to net cash and cash equivalents provided by (consumed) in operating activities:		
(Increase) decrease in:		
Concessions receivable	(85,755)	5,979
Prepaid expenses	27,955	(64,109)
(Decrease) increase in:		
Accrued expenses	12,311	(15,511)
Income taxes payable	-	(49,265)
Commissions payable	51,457	(11,436)
Total Adjustments	5,968	(134,342)
Net cash and cash equivalents consumed by operating activities	(64,272)	(127,149)
Cash Flows From Investing Activities		
Purchase of leasehold improvements	(43,089)	-
Net cash comsumed by investing activities	(43,089)	-
Cash Flows From Financing Activities:		
Transactions with affiliates	74,312	88,370
Net cash and cash equivalents provided in financing activities	74,312	88,370
Net decrease in cash and cash equivalents	(33,049)	(38,779)
Cash and Cash Equivalents at Beginning of Year	602,817	641,596
Cash and Cash Equivalents at End of Year	569,768	602,817
Supplemental disclosure of cash flow information:		
Interest	-	-
Income taxes	$ 1,999	$ 25,698

The accompanying notes are an integral part of the financial statements.

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

SCF Securities, Inc. (the "Company") was incorporated in the State of Arizona on May 19, 1998, under the name Securities Consultants Financial Securities, Inc. The Company changed its name to SCF Securities, Inc. on December 6, 2000. The Company is a fully disclosed broker/dealer, whereby it does not hold customer funds or securities, registered under the Securities and Exchange Act of 1934, as amended. The Company is a member of the Financial Industry Regulation Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly owned subsidiary of SCF Holdings, Inc. (the "Parent").

The Company primarily sells mutual funds, fixed and variable annuities, and life insurance, but also introduces general securities transactions to a clearing firm which carries customer accounts on a fully disclosed basis. The Company has over 100 brokers with no one broker contributing an undue concentration of risk.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Concessions are received as compensation for services and are recorded when orders are placed or reinvestments are recorded. Concessions are recorded on the trade date basis. Corresponding expenses are also recorded in the period they are incurred.

The Company is reimbursed by its brokers for license fees and insurance expenses incurred by the Company on their behalf. For the years ended December 31, 2010 and 2009, the Company was reimbursed $367,572 and $386,908 respectively, for licenses and insurance and these amounts are included in the Statement of Income.

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities are based on provisions of enacted federal and state tax laws.

NOTE 2 - INCOME TAXES

As discussed in Note 1, the Company is a wholly owned subsidiary of SCF Holdings, Inc., and is included in the consolidated income tax returns filed by its Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns. For the year ended December 31, 2010, the current income tax provision consists of a state liability of $2,799. For the year ended December 31, 2009, the current income tax provision consists of a state liability of $2,210.

A deferred tax asset in the amount of $35,000 has been recorded as of December 31, 2010, in connection with the future tax benefit that will be utilized from the current years net operation loss.

NOTE 3 - RELATED PARTY TRANSACTIONS

As of December 31, 2010, the Company owed advances from related parties in the amount of $50,203. During the year ended December 31, 2009, the Company had net receivables from related parties in the amount of $24,109.

All lending between the Company and affiliated companies are unsecured, non-interest bearing, and due on demand.

The Company shares its office space with affiliated entities. In December 2010, the Parent renegotiated the office lease and the office was relocated to its new location for a six year term commencing January 1, 2011. The Company paid for tenant improvements in the amount of $43,089 in connection with the new lease terms.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company maintains several bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2010 and 2009, the Company had deposits with financial institutions with uninsured cash balances totaling $282,838 and $353,895, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

NOTE 5 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day-to-day, but on December 31, 2010 the Company's net capital of $516,671 exceeded the minimum net capital requirement by $504,799, and the Company's ratio of aggregate indebtedness ($178,078) to net capital was .34:1. As of December 31, 2009, the Company's net capital of $587,657 exceeded the minimum net capital requirement by $582,657, and the Company's ratio of aggregate indebtedness ($64,107) to net capital was 11:1.

NOTE 6 - RETIREMENT PLANS

The Company sponsors a 401(k) plan. Employer contributions were $17,975 and $17,128 for the years ended December 31, 2010 and 2009, respectively.

SCF SECURITIES, INC.

Schedule I

Computation of Net Capital Requirements Pursuant to Rule 15c3-1
As of December 31, 2010 and 2009

COMPUTATION OF NET CAPITAL		2010		2009
Common Stock	$	560	$	560
Additional paid-in capital		52,600		52,600
Retained earnings		552,475		622,715
Total Stockholder's Equity		605,635		675,875
LESS: NON-ALLOWABLE ASSETS				
Prepaid expenses		(36,154)		(64,109)
Leasehold improvements		(43,089)		
Receivables		(9,721)		(24,109)
Total Adjustments		(88,964)		(88,218)
Net Capital	$	516,671	$	587,657
COMPUTATION OF NET CAPITAL REQUIREMENTS				
Minimum net capital requirements 6-2/3% of net aggregate indebtedness	$	11,872	$	4,276
Minimum dollar net capital required	$	5,000	$	5,000
Excess net capital	$	504,799	$	582,657
COMPUTATION OF AGGREGATE INDEBTEDNESS				
Total liabilities (from balance sheet)	$	178,078	$	64,107
Ration of aggregate indebtedness to net capital		0.34		0.11

RECONCILIATION

The following is a reconciliation as of December 31, 2010 and 2009 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

		2010		2009
Net Capital - Company's computation	$	548,042	$	630,137
Reconciling items:				
Accrued expenses		(30,586)		-
Prepaid expenses		-		(64,109)
Income tax provision		(800)		(2,210)
Due to/from affiliates		15		23,839
Net Capital	$	516,671	$	587,657

The accompanying notes are an integral part of the financial statements.

SCF SECURITIES, INC.

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2010 and 2009

A computation of reserve requirement is not applicable to SCF Securities, Inc. as the Company qualified for exemption under Rule 15c3-3 (k)(2)(ii).

SCF SECURITIES, INC.

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

As of December 31, 2010 and 2009

Information relating to possession or control requirements is not applicable to SCF Securities, Inc. as the Company qualified for exemption under Rule 15c3-3 (k)(2)(ii).

LaVine
& Associates
Certified Public Accountants, Inc.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
SCF Securities, Inc.
Fresno, California

In planning and performing our audits of the financial statements and supplemental schedules of SCF Securities, Inc., as of and for the years ended December 31, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2010 and 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used for any other than these specified parties.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
February 17, 2011

SCF SECURITIES, INC.

Independent Accountant's Report
Applying Agreed-Upon Procedures Related to
an Entity's SIPC Assessment Reconciliation

December 31, 2010

LaVine
& Associates
Certified Public Accountants, Inc.

Independent Accountant's Report
Applying Agreed-Upon Procedures Related to
an Entity's SIPC Assessment Reconciliation

To the Board of Directors
SCF Securities, Inc.
Fresno, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by SCF Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC and solely to assist you and the other specified parties in evaluating SCF Securities, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

SCF Securities, Inc. management is responsible for the SCF Securities, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (General Ledger) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

LaVine & Associates CPAs, Inc.

February 17, 2011
Mission Viejo, California